                                                                                                            June 12, 2020

Samantha Brutlag

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Response to Comments on Schedule 14A filing for the Wells Fargo Conservative Income Fund (the “Fund”), a series of Wells Fargo Funds Trust (the “Registrant”)

Dear Ms. Brutlag:

In response to your comments to the Registrant’s preliminary proxy statement filing made on May 29, 2020 pursuant to Schedule 14A of the Securities Exchange Act of 1934 (the “Securities Exchange Act”) (accession no. 0001081400-20-000506), which you relayed to us in our telephone conversation on June 5, 2020, please note the following responses (defined terms referenced below have the same meaning as those contained in the proxy statement):

Comment:       You commented that the Fund’s proposed fundamental policy relating to industry concentration appears to reserve for the Fund a broad freedom of action to concentrate or not concentrate in the banking industry.  You requested that we consider including additional disclosure in connection with the Fund’s proposed new fundamental policy relating to industry concentration to clarify that the Fund’s policy is to concentrate (i.e., invest greater than 25% at all times) in the banking industry.

Response:        We respectfully decline to add any additional disclosure as the Fund’s principal investment strategy as described in the prospectus will clearly state that the Fund will invest greater than 25% of its assets in the securities of issuers in the banking industry. We respectfully submit that no additional disclosure is necessary. The specific language in the prospectus will read as follows:

“…We will concentrate the Fund’s investments in the banking industry, which means we will normally invest at least 25% of the Fund’s total assets in securities and other obligations of issuers in that industry…”

Comment:       You requested that we include the Fund’s prior fundamental policy alongside the proposed new fundamental policy in order to more clearly demonstrate the differences.

Response:        The requested change has been made.

Comment:       You requested that we consider including a specific statement of the investment risks of investing in the banking industry in the current Industry Concentration Risk proposed to be included in the Fund’s prospectus in connection with implementation of the Fund’s fundamental policy on industry concentration.

Response:        We respectfully decline to make this change as we believe that the current statement of Industry Concentration Risk alongside the other principal risks included for the Fund such as Credit Risk and Interest Rate Risk provide the necessary disclosures to shareholders.

Comment:       You highlighted the requirements of Rule 14a-16 of the Securities Exchange Act and asked that we comply with the specific disclosure aspects of this Rule (e.g., bolding disclosure relating to internet availability of proxy statement).

Response:        We respectfully decline to make this change as we do not intend to utilize Rule 14a-16, the “Notice and Access” provision of the proxy rules.  We will be mailing the complete proxy statement and proxy card to all shareholders of record as of May 29, 2020.

We intend to complete the definitive Schedule 14A filing for the Fund under Schedule 14A of the Securities Exchange Act on or about June 11, 2020. Such filing will incorporate your comments, where applicable, as outlined in this letter, and will make other non-material changes.

Please feel free to call me at (617) 377-7059 if you have any questions or comments in this matter.

Sincerely,

Maureen E. Towle

Senior Counsel

WELLS FARGO FUNDS MANAGEMENT, LLC